

Mail Stop 7010

May 1, 2009

By U.S. Mail and Facsimile

Ms. Theresa E. Wagler
Chief Financial Officer
Steel Dynamics, Inc.
6714 Pointe Inverness Way
Suite 200
Fort Wayne, IN 46804

> **Re: Steel Dynamics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed April 3, 2009**
> **File No. 000-21719**

Dear Ms. Wagler:

We have reviewed your response letter dated April 29, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 15. Exhibits and Financial Statement Schedules, page 98

1.   We note the credit agreement filed as exhibit 10.3. It does not appear that the schedules or exhibits D through G-2 are filed on EDGAR. Please advise. Refer to Item 601(b)(10) of Regulation S-K.

2.   We note that your loan agreement filed as exhibit 10.12 is incorporated by reference from exhibit 10.12 to a Form S-1 (File No. 333-12521). It appears that the exhibit reference to the Form S-1 should be exhibit 10.2. Please advise or revise accordingly in future filings.

<u>Definitive Proxy Statement on Schedule 14A filed April 3, 2009</u>

<u>Other Compensation, Profit Sharing and Retirement Savings Plan, page 30</u>

3.   Refer to comment 8 in our December 19, 2008 letter. As requested previously, explain in future filings how this plan fits into your overall compensation objectives.

4.   Refer to comment 9 in our December 19, 2008 letter. As requested previously, explain in future filings how amounts are allocated under the plan. Also disclose in future filings the amounts allocated to the other named executive officers. We note that these specific amounts are not itemized in the footnote to column (g) of the summary compensation table on page 33.

<u>2008 Directors Compensation, page 38</u>

5.   Refer to comment 10 in our December 19, 2008 letter. As requested previously, provide in future filings a narrative description to the director compensation table. <u>See</u> Item 402(k)(3) of Regulation S-K.

                                        *   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Edward Kelly, Senior Counsel, at (202) 551-3728 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3768.

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief